

September 27, 2010

John W. Sammon, Jr.
Chief Executive Officer
Par Technology Corporation
Par Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413-4991

> **Re: Par Technology Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-09720**

Dear Mr. Sammon:

We have reviewed your letter dated August 27, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 30, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

Incentive Compensation, page 16

1.   We note that for Messrs. Sammon, Casciano, Constantino and Cortese, you
        indicate that incentive compensation is "based on the performance objectives of

the company's consolidated results." Yet, elsewhere in your disclosure you suggest that such incentive compensation awards are actually based on achievement of various metrics at the business unit level. In your response to us and in future filings, please clarify whether incentive compensation awards for those four NEOs are based on (i) achievement of company consolidated results for revenue, pretax income, inventory turnover and accounts receivable, or (ii) achievement of similar metrics by each of the four business units, measured separately. To the extent awards are based on a combination of the foregoing, we would expect to see meaningful and specifically detailed disclosure regarding how such award amounts are ultimately calculated.

Severance Policy, page 20

2.   Item 601(b)(10)(iii)(A) provides that any management contract in which a named executive officer of the registrant, as defined by Item 402(a)(3) of Regulation S-K, participates shall be deemed material and shall be filed. In response to prior comment 11, you state that Mr. Cortese was determined to be a named executive officer during fiscal year 2009, as defined by Item 402(a)(3) of Regulation S-K. As such, Item 601(b)(10)(iii)(A) of Regulation S-K requires the filing of Mr. Cortese's employment agreement. Accordingly, please file Mr. Cortese's employment agreement. Additionally, please advise how you determined that Mr. Cortese was a named executive officer pursuant to Item 402(a)(3)(iv) of Regulation S-K despite the fact that you determined he was not an executive officer pursuant to Rule 3b-7 of the Exchange Act.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Chris Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney at (202) 551-3548 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief